UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 6, 2020

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2020 to 30 June 2020

6 August 2020
Novo Nordisk's operating profit increased by 9% in Danish kroner and by 8% at constant exchange rates (CER) in the first six months of 2020

•Sales increased by 8% in Danish kroner and by 7% at CER to DKK 63.9 billion. Sales in International Operations increased by 11% in Danish kroner (12% at CER) and sales in North America Operations increased by 4% in Danish kroner (1% at CER). Sales growth was positively impacted by COVID-19-related stocking, largely offset by fewer patients initiating treatment.
•Sales within Diabetes and Obesity care increased by 8% to DKK 53.9 billion (7% at CER), driven by GLP-1 sales increasing by 30% in Danish kroner (28% at CER) reflecting the uptake of Ozempic® and the Rybelsus® launch, Obesity care grew by 8% in Danish kroner (9% at CER) and Biopharm sales increased by 8% (6% at CER).
•Sales in the second quarter were unchanged in both Danish kroner and at CER compared to the second quarter of 2019. Sales were negatively impacted by fewer patients initiating treatment and COVID-19-related destocking.

•During the second quarter, Novo Nordisk reported the successful completion of the phase 3 programme with semaglutide 2.4 mg, the phase 2 trial with AM833 and the phase 1 combination trial with AM833 and semaglutide 2.4 mg, all in Obesity care. Further, Novo Nordisk signed an agreement to acquire Corvidia Therapeutics including their lead candidate, ziltivekimab, currently being investigated in a phase 2b trial in cardiovascular disease.
•For the 2020 outlook, sales growth is still expected to be 3-6% at CER, and operating profit growth is now expected to be 2-5% at CER.

PROFIT AND LOSS	H1 2020	H1 2019	Growth as reported	Growth at CER*
DKK million

Net sales	63,881	59,327	8%	7%

Operating profit	30,140	27,691	9%	8%

Net profit	22,522	20,040	12%	N/A

Diluted earnings per share (in DKK)	9.58	8.39	14%	N/A

* CER: Constant exchange rates (average 2019)

Lars Fruergaard Jørgensen, president and CEO: "Despite COVID-19, we are satisfied by the performance in the first half of 2020 and by the progress made on our strategic aspirations. We saw a strong uptake of our GLP-1 portfolio and we continue to increase our diabetes value market share. Within R&D, the obesity clinical trial results are very encouraging. As COVID-19 continues to severely impact societies around the world, our priorities continue to be to safeguard our employees, continue supply of our life-saving medicines and help societies around the world to fight the pandemic."

On 6 August 2020 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 2 of 31
UPDATE ON COVID-19
During the COVID-19 pandemic, Novo Nordisk's key priorities are to safeguard employees, continue the supply of lifesaving medicines and support societies around the world.

Production
All Novo Nordisk manufacturing sites continue to operate and products are still distributed and made available to patients worldwide.

R&D
Novo Nordisk continues conduct of all already-initiated clinical trials. For ongoing trials, recruitment of new patients is negatively impacted, but gradually improving. It is now possible to initiate new trials in certain countries.

Commercial
Most Novo Nordisk medicines are mainly used for chronic treatment. However, during the period of social distancing implemented in many markets, fewer new patients are initiating treatment. This is especially impacting launch products and products with a short stay time. In the beginning of the pandemic, stocking mainly at patient level was seen particularly in the US and Europe, but a gradual destocking has taken place in the second quarter.

The COVID-19 pandemic evolves differently across geographies, but operations are gradually normalising in many markets and the majority of the sales representatives are partially back in the field.

Support to society
Novo Nordisk continues to support societies and local healthcare systems during the COVID-19 pandemic with contributions in countries across the world, including patient support, emergency relief donations as well as protection equipment for medical staff and hospitals. Recently, Novo Nordisk together with partners has developed a new COVID-19 antibody test, which will be used by Rigshospitalet in Copenhagen in an observational study to identify the level of transmission of COVID-19 among people in the labour market in Denmark.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 3 of 31
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
To reflect the broad aspects of Novo Nordisk across therapy areas and geographies, Novo Nordisk introduced in 2019 a comprehensive approach describing the future growth aspirations of the company under the headline Strategic Aspirations 2025.

The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Continued progress is made on the Strategic Aspirations for 2025. Key results for the first six months of 2020 were:

Purpose and Sustainability:
•Adding value to society
◦Launch of new social responsibility strategy to defeat diabetes
◦Expansion of US affordability options
◦Societal contributions during COVID-19 pandemic
◦Participation in new initiative to address need for antibiotics to combat antimicrobial resistance
•Sourcing of renewable power for all US operations and 100% renewable power across all production sites
•39% reduction in CO2 emissions compared to the first half of 2019 due to use of renewable energy and lower travel activities due to COVID-19

Innovation and therapeutic focus:
•Insulin icodec phase 2 trial successfully completed supporting the aspiration of further raising the innovation bar for diabetes treatment
•Rybelsus® approved in EU and Japan
•Semaglutide 2.4 mg in obesity phase 3 programme, phase 2 monotherapy trial with AM833 and phase 1 combination trial of AM833 and semaglutide successfully completed - supporting the aspiration of developing superior treatment solutions for obesity
•The agreement to acquire Corvidia Therapeutics and the completion of the phase 2 trial with semaglutide in NASH support the aspirations of developing a presence within Other serious chronic diseases

Commercial execution:
•Diabetes value market share increased by 0.8 percentage point to 29.0%, supporting the aspiration of strengthening the diabetes leadership
•Obesity care sales increased by 9% (CER) to DKK 2.9 billion, supporting the aspiration of at least doubling Obesity care sales
•Biopharm sales increased by 6% (CER), supporting the aspiration of a sustained growth outlook for Biopharm

Financials:
•Supporting the aspiration of delivering solid sales growth:
◦Sales in International Operations grew by 12% (CER)
◦In the US, 46% of sales are coming from products launched since 2015, reflecting the transformation of the sales in the US
•Operating profit increased by 8% (CER)
•Free cash flow increased by 62% to DKK 30.3 billion and DKK 21 billion were returned to shareholders through share buyback and dividends

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 4 of 31
FINANCIAL PERFORMANCE
CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST SIX MONTHS OF 2020

PROFIT AND LOSS	H1 2020	H1 2019	% change H1 2020 to H1 2019
(Amounts are in DKK million, except for earnings per share, dividend per share and employees)

Net sales	63,881	59,327	8%

Gross profit	53,723	49,746	8%
Gross margin	84.1%	83.9%

Sales and distribution costs	14,988	14,526	3%
Percentage of sales	23.5%	24.5%

Research and development costs	7,068	6,235	13%
Percentage of sales	11.1%	10.5%

Administrative costs	1,754	1,763	(1%)
Percentage of sales	2.7%	3.0%

Other operating income, net	227	469	(52%)

Operating profit	30,140	27,691	9%
Operating margin	47.2%	46.7%

Financial items (net)	(1,703)	(2,324)	(27%)

Profit before income taxes	28,437	25,367	12%

Income taxes	5,915	5,327	11%
Effective tax rate	20.8%	21.0%

Net profit	22,522	20,040	12%
Net profit margin	35.3%	33.8%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	2,244	2,168	4%
Capital expenditure (Purchase of property, plant and equipment)[1]	2,906	4,791	(39%)

Net cash generated from operating activities	34,273	24,929	37%
Free cash flow	30,335	18,675	62%

Total assets	136,121	117,909	15%
Equity	60,054	53,085	13%
Equity ratio	44.1%	45.0%

Average number of diluted shares outstanding (million)	2,349.9	2,389.1	(2%)
Diluted earnings per share / ADR (in DKK)	9.58	8.39	14%

Full-time equivalent employees end of period	43,526	41,611	5%

1) Cash-based capital expenditure.

These unaudited consolidated financial statements for the first six months of 2020 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2019 of Novo Nordisk. Furthermore, the financial report, including the consolidated financial statements for the first six months of 2020 and the Management’s review, have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 5 of 31
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 8% measured in Danish kroner and by 7% at CER to DKK 63,881 million in the first six months of 2020. Sales growth was positively impacted by COVID-19-related stocking, largely offset by fewer patients initiating treatment. Sales in International Operations increased by 11% measured in Danish kroner and by 12% at CER. Sales in North America Operations increased by 4% measured in Danish kroner and by 1% at CER.

As of 1 April 2020, International Operations was reorganised and financial reporting has been divided into: EMEA (covering Europe, the Middle East and Africa), Region China (covering Mainland China, Hong Kong and Taiwan) and Rest of World (covering all other countries except for North America). North America Operations was not impacted by the reorganisation and still includes the US and Canada. Please see appendix 8 for a breakdown of sales per area in 2019.

Sales split per area	Sales H1 2020 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	34,411	11%	12%	91%
- EMEA	17,841	11%	11%	44%
- Region China	7,287	11%	12%	19%
- Rest of World	9,283	12%	14%	28%
North America Operations	29,470	4%	1%	9%
- The US	27,803	3%	0%	3%

Total sales	63,881	8%	7%	100%

International Operations
Sales in International Operations increased by 11% measured in Danish kroner and by 12% at CER. Sales growth was driven by all areas, with EMEA growing by 11% (CER), Rest of World growing by 14% (CER) and Region China growing by 12% (CER). Sales growth was driven by all therapy areas. Sales growth was positively impacted by COVID-19-related stocking and other timing effects, largely offset by fewer patients initiating treatment due to COVID-19.

EMEA
Sales in EMEA increased by 11% in both Danish kroner and at CER. Sales growth was driven by Diabetes care growing by 12% (CER) driven by increased GLP-1 and insulin sales. Biopharm sales increased by 11% (CER) and Obesity care increased by 6% (CER). Sales were positively impacted by COVID-19-related stocking, partially offset by fewer patients initiating treatment.

Region China
Sales in Region China increased by 11% measured in Danish kroner and by 12% at CER. Sales growth was driven by Diabetes care growing by 11% (CER) driven by increased modern insulin sales and Biopharm growing by 46% (CER). Sales growth was impacted by increased distributor stock levels, offset by fewer patients initiating treatment during the COVID-19 outbreak.

Rest of World
Sales in Rest of World increased by 12% measured in Danish kroner and by 14% at CER. Sales growth was driven by Diabetes care growing by 17% (CER) from increased insulin and GLP-1 sales, Biopharm growing by 7% (CER) and Obesity care growing by 11% (CER). Within Biopharm, sales growth of 7% (CER) was driven by Norditropin®, countered by haemophilia sales which decreased by 5% (CER).

North America Operations
Sales in North America Operations increased by 4% measured in Danish kroner and by 1% at CER. The COVID-19-related surge in demand in the first quarter of 2020 was largely offset by fewer patients initiating treatment and less use of NovoSeven® due to the lockdown. Sales were positively impacted by COVID-19-related stocking, offset by fewer patients initiating treatment.

The sales development reflects GLP-1 sales growing by 25% (CER), Obesity care sales growing by 9% (CER) and Biopharm sales growing by 1% (CER). This was offset by insulin sales declining by 23% (CER) due to lower realised prices in the US following unfavourable channel mix, rebate enhancements, affordability programmes and changes in the coverage gap legislation.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 6 of 31
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales growth in the first six months of 2020 was 8% measured in Danish kroner and 7% at CER driven by growth across all therapy areas with Diabetes care sales growth of 7% (CER), Biopharm sales growth of 6% (CER) and Obesity care sales growth of 9% (CER). Sales growth was positively impacted by COVID-19-related stocking, mainly impacting insulin and GLP-1 sales, largely offset by fewer patients initiating treatment due to COVID-19.

Sales split per therapy	Sales H1 2020 DKK million	Sales H1 2019 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Long-acting insulin	9,378	10,655	(12%)	(13%)	(32%)
- Tresiba®	4,618	4,642	(1%)	(1%)	(2%)
- Xultophy®	1,238	1,051	18%	18%	5%
- Levemir®	3,522	4,962	(29%)	(29%)	(35%)

Premix insulin	5,648	5,317	6%	7%	9%
- Ryzodeg®	671	469	43%	44%	5%
- NovoMix®	4,977	4,848	3%	3%	4%

Fast-acting insulin	9,493	9,735	(2%)	(3%)	(7%)
- Fiasp®	676	503	34%	34%	4%
- NovoRapid®	8,817	9,232	(4%)	(5%)	(11%)

Human insulin	5,001	4,595	9%	10%	11%

Total insulin	29,520	30,302	(3%)	(3%)	(19%)

Victoza®	9,225	11,137	(17%)	(18%)	(49%)
Ozempic®	9,591	3,750	156%	152%	136%
Rybelsus®	584	—	—	—	14%
Total GLP-1	19,400	14,887	30%	28%	101%

Other Diabetes care[1]	2,102	2,192	(4%)	(4%)	(2%)

Total Diabetes care	51,022	47,381	8%	7%	80%

Obesity care (Saxenda®)	2,885	2,673	8%	9%	6%

Diabetes and Obesity care total	53,907	50,054	8%	7%	86%

Biopharm segment
Haemophilia[2]	5,211	5,203	0%	(1%)	(1%)
- NovoSeven®	4,009	4,175	(4%)	(5%)	(5%)
- NovoEight®	740	762	(3%)	(2%)	0%
Growth disorders (Norditropin®)	3,982	3,313	20%	18%	14%
Other Biopharm[3]	781	757	3%	4%	1%
Biopharm total	9,974	9,273	8%	6%	14%

Total sales	63,881	59,327	8%	7%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 7 of 31
DIABETES AND OBESITY CARE
Diabetes care, sales development
Sales in Diabetes care increased by 8% measured in Danish kroner and by 7% at CER to DKK 51,022 million driven by GLP-1 growth. Novo Nordisk has improved its global diabetes value market share over the last 12 months from 28.2% to 29.0%, driven by an improved global insulin market share and expansion of the GLP-1 segment as well as market share.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2020 and May 2019 provided by the independent data provider IQVIA.

Diabetes care, development per area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	May	May	Sales H1 2020 DKK million	Growth at CER
	2020	2019

Global	29.0%	28.2%	51,022	7%
International Operations	22.3%	21.9%	27,021	13%
- EMEA *	27.2%	26.8%	13,724	12%
- Region China **	27.5%	27.9%	7,037	11%
- Rest of World ***	13.2%	12.6%	6,260	17%
North America Operations	31.5%	30.6%	24,001	1%
- The US	31.7%	30.9%	22,745	0%

Source: IQVIA, May 2020 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the area.

Insulin
Sales of insulin decreased by 3% in both Danish kroner and CER to DKK 29,520 million. The sales decrease measured at CER was driven by declining sales in the US, partly offset by increased sales in International Operations. Insulin sales were positively impacted by COVID-19-related stocking, partially offset by fewer patients initiating treatment.

Sales of long-acting insulin decreased by 12% measured in Danish kroner and by 13% at CER to DKK 9,378 million. Novo Nordisk has increased its global volume market share in the long-acting insulin segment from 32.1% to 32.7% in the last 12 months. The sales decline measured at CER was driven by declining Levemir® and Tresiba® sales, partially offset by increased sales of Xultophy®. Tresiba® has been launched in 88 countries, while Xultophy® has now been launched in 40 countries.

Sales of premix insulin increased by 6% measured in Danish kroner and by 7% at CER to DKK 5,648 million. Novo Nordisk is the market leader in the premix insulin segment with a global volume market share of 64.2%, which has been broadly stable in the last 12 months. The sales increase was driven by increased sales of both Ryzodeg® and NovoMix®. Ryzodeg® has now been launched in 34 countries.

Sales of fast-acting insulin decreased by 2% measured in Danish kroner and by 3% at CER to DKK 9,493 million. Novo Nordisk is the market leader in the fast-acting insulin segment with a global volume market share of 51.1%, which has been broadly unchanged in the past 12 months. The sales decrease was driven by NovoRapid®, partly offset by increased Fiasp® sales. Fiasp® has now been launched in 38 countries.

Sales of human insulin increased by 9% measured in Danish kroner and by 10% at CER to DKK 5,001 million due to COVID-19-related stocking and timing of tender shipments.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 8 of 31

Insulin, development per area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	May	May	Sales H1 2020 DKK million	Growth at CER
	2020	2019

Global	46.7%	46.4%	29,520	(3%)
International Operations	49.4%	48.9%	20,139	10%
- EMEA *	46.9%	46.4%	9,647	7%
- Region China **	49.5%	50.2%	5,719	14%
- Rest of World ***	56.9%	55.5%	4,773	14%
North America Operations	39.7%	39.9%	9,381	(23%)
- The US	39.7%	40.2%	8,838	(24%)

Source: IQVIA, May 2020 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the area.

International Operations
Sales of insulin in International Operations increased by 9% measured in Danish kroner and by 10% at CER. Sales growth was driven by all insulin segments. Sales growth was positively impacted by COVID-19-related stocking, largely offset by fewer patients initiating treatment.

EMEA
Sales of insulin in EMEA increased by 6% measured in Danish kroner and by 7% at CER. Sales growth was driven by Tresiba®, Xultophy® and Fiasp® across the area as well as increased NovoRapid® sales.

Region China
Sales of insulin in Region China increased by 13% measured in Danish kroner and by 14% at CER. The sales growth was driven by NovoMix®, NovoRapid®, Tresiba® and Levemir®. Tresiba® was included on the National Reimbursement Drug List in January 2020 and hospital listings are progressing.

Rest of World
Sales of insulin in Rest of World increased by 12% measured in Danish kroner and by 14% at CER. The sales growth was driven by human insulin, Ryzodeg® and Tresiba®.

North America Operations
Sales of insulin in North America Operations decreased by 21% measured in Danish kroner and by 23% at CER. The decline in sales in the US was driven by lower realised prices following unfavourable channel mix, higher rebates, launch of affordability programmes and changes in the coverage gap legislation. Sales were positively impacted by COVID-19-related stocking, partially offset by fewer patients initiating treatments. Novo Nordisk has a volume market share of 39.7% of the total insulin market.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 9 of 31
GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Victoza®, Ozempic® and Rybelsus®) increased by 30% measured in Danish kroner and by 28% at CER to DKK 19,400 million. The sales increase was positively impacted by COVID-19-related stocking, largely offset by fewer patients initiating treatment. Sales of Ozempic® were DKK 9,591 million and Ozempic® has now been launched in 43 countries. The GLP-1 segment’s value share of the total diabetes market has increased to 20.1% compared with 16.1% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 49.1% value market share, an increase of 2.7 percentage points compared to 12 months ago.

GLP-1, development per area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)*		GLP-1, sales development

	May	May	Sales H1 2020 DKK million	Growth at CER
	2020	2019

Global	49.1%	46.4%	19,400	28%
International Operations	52.0%	50.5%	5,362	37%
- EMEA *	53.7%	53.2%	3,709	39%
- Region China **	93.0%	91.4%	503	18%
- Rest of World ***	41.6%	37.7%	1,150	42%
North America Operations	48.6%	45.7%	14,038	25%
- The US	48.1%	45.3%	13,396	24%

Source: IQVIA, February May data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk diabetes sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk diabetes care sales in the area.

International Operations
Sales of GLP-1 in International Operations increased by 36% measured in Danish kroner and by 37% at CER. Sales growth is driven by all areas. Sales growth was positively impacted by COVID-19-related stocking, largely offset by fewer patients initiating treatment. The value share of the GLP-1 class of the total diabetes market has increased to 9.9% from 8.2% 12 months ago. Novo Nordisk is the market leader with a value market share of 52.0%.

EMEA
Sales in EMEA increased by 39% in both Danish kroner and at CER. The sales growth reflects the uptake of Ozempic® countered by lower sales of Victoza®. Novo Nordisk remains the market leader in EMEA with a value market share of 53.7%.

Region China
Sales in Region China increased by 18% in both Danish kroner and at CER. The growth reflects volume growth, partly offset by lower realised prices. The GLP-1 class' share of the overall diabetes market value increased to 2.4% from 1.7% 12 months ago. Victoza® has a market share of 93.0%.

Rest of World
Sales in Rest of World increased by 35% measured in Danish kroner and by 42% at CER. The sales growth reflects launches of Ozempic® and increased Victoza® sales across the area. Novo Nordisk remains the market leader with a value market share of 41.6%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 28% measured in Danish kroner and by 25% at CER. Sales were impacted by COVID-19-related stocking, largely offset by fewer patients initiating treatment. Novo Nordisk is the market leader with a 48.6% value market share compared to 45.7% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 23.8%.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of more than 30%. Rybelsus® market access has progressed and the product is now broadly available across commercial and Medicare plans and the weekly new-to-brand market share has reached 11.0%. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 58.3%. Novo Nordisk is the market leader measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 24% at CER. The sales increase was driven by continued uptake of Ozempic® and initial Rybelsus® sales, partly offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by unfavourable channel mix, rebate enhancements and changes in coverage gap legislation.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 10 of 31
Obesity care, sales development
Sales of Saxenda® increased by 8% measured in Danish kroner and by 9% at CER to DKK 2,885 million. Saxenda® sales growth was driven by both North America Operations and International Operations. Sales growth was negatively impacted by fewer patients initiating treatment due to COVID-19. Saxenda® is now launched in 48 countries. Novo Nordisk currently has a value market share of 60.5% of the global obesity prescription drug market.

Obesity care, development per area	Obesity care, sales development

	Sales H1 2020 DKK million	Growth at CER

Global	2,885	9%
International Operations	1,126	8%
- EMEA	576	6%
- Region China	4	—
- Rest of World	546	11%
North America Operations	1,759	9%
- The US	1,626	9%

International Operations
Sales of Saxenda® in International Operations increased by 3% measured in Danish kroner and by 8% at CER driven by increased sales in Rest of World and EMEA. Novo Nordisk currently has a value market share of 38.2% in the obesity prescription drug market in International Operations. Sales growth was negatively impacted by fewer patients initiating treatment due to COVID-19.

EMEA
Sales of Saxenda® in EMEA increased by 6% in both Danish kroner and at CER. Novo Nordisk currently has a value market share of 64.1% in the obesity prescription drug market in EMEA.

Rest of World
Sales of Saxenda® in Rest of World decreased by 1% measured in Danish kroner and increased by 11% at CER. Saxenda® has been launched in 12 countries in Rest of World. Novo Nordisk currently has a value market share of 30.6% in the obesity prescription drug market in Rest of World.
North America Operations
Sales of Saxenda® in North America Operations increased by 12% measured in Danish kroner and by 9% at CER and were driven by increased sales in both the US and Canada. Novo Nordisk currently has a value market share of 71.7% in the obesity prescription drug market in North America Operations. Sales growth was negatively impacted by fewer patients initiating treatment due to COVID-19.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 11 of 31
BIOPHARM
Biopharm, sales development
Sales of biopharm products increased by 8% measured in Danish kroner and by 6% at CER to DKK 9,974 million. The sales development was driven by sales growth in International Operations and Growth Disorders. Sales growth was positively impacted by timing of shipments, changes in inventories and COVID-19-related stocking and negatively impacted by lower demand due to COVID-19-related lockdowns.

Biopharm, development per area	Biopharm, sales development

	Sales H1 2020 DKK million	Growth at CER

Global	9,974	6%
International Operations	6,264	10%
- EMEA	3,541	11%
- Region China	246	46%
- Rest of World	2,477	7%
North America Operations	3,710	1%
- The US	3,432	1%

Haemophilia
Sales of haemophilia products remained unchanged in Danish kroner and decreased by 1% at CER to DKK 5,211 million. The decreasing sales at CER were driven by NovoSeven® sales, partly offset by the continued global roll-out of Esperoct® and Refixia®.

Sales of NovoSeven® decreased by 4% measured in Danish kroner and by 5% at CER to DKK 4,009 million.The sales development was driven by declining sales in North America Operations and Rest of World, offset by increasing sales in Region China and EMEA. The declining sales partly reflect reduced elective surgeries and bleedings due to COVID-19-related lockdowns.

Sales of NovoEight® decreased by 3% measured in Danish kroner and by 2% at CER to DKK 740 million. The decreasing sales were driven by EMEA, partly offset by increased sales in Rest of World. NovoEight® has been launched in 54 countries. Esperoct® has been launched in 14 countries and the initial feedback from patients and physicians is encouraging.

Sales of Refixia® increased to DKK 247 million. Sales growth was driven by the product launches in Rest of World and EMEA and continued uptake in North America Operations. Refixia® has now been launched in 20 countries.

Growth disorders (Norditropin®)
Sales of growth disorder products increased by 20% measured in Danish kroner and by 18% at CER to DKK 3,982 million. The sales increase was driven by International Operations and North America Operations increasing by 20% and 15% at CER, respectively. Novo Nordisk is the leading company in the global human growth disorder market with a value market share of 34.2% compared to 32.9% a year ago, driven by new indications and the global roll-out of the next-generation device. Sales growth was positively impacted by changes in inventories and COVID-19-related stocking as well as additional demand, which was impacted by supply challenges for competing products in select countries.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 12 of 31
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 6% measured in Danish kroner and by 7% at CER to DKK 10,158 million, resulting in a gross margin of 84.1% measured in Danish kroner, compared with 83.9% in 2019. The increased gross margin reflects productivity improvements, mainly within insulin and GLP-1, a positive product mix driven by increased GLP-1 sales and a positive currency impact of 0.2% percentage point. This is partly countered by a negative impact from lower realised prices in the US.

Sales and distribution costs increased by 3% in both Danish kroner and at CER to DKK 14,988 million. The increase in costs was driven by North America Operations reflecting launch activities for Rybelsus® and continued promotional activities for Ozempic®, partly offset by lower promotional spend related to insulin. In International Operations, promotional activities are focusing on the continued roll-out of Saxenda® and launch activities for Ozempic® and Rybelsus®. The spend was impacted by COVID-19 resulting in a lower activity level and delays in promotional activities.

Research and development costs increased by 13% in both Danish kroner and at CER to DKK 7,068 million. The cost increase is impacted by the reversal of write-downs of prelaunch inventory in the first quarter of 2019 following the filing of oral semaglutide to the US FDA.The cost increase is driven by increased activities within Other serious chronic diseases due to progression of the early pipeline within NASH and cardiovascular disease as well as increased spend within insulin and Biopharm. This is partly offset by lower spend within Obesity care driven by finalisation of the semaglutide obesity pivotal phase 3a programme and COVID-19 impact on trial recruitment and activity.

Administration costs decreased by 1% measured in Danish kroner, and remained unchanged at CER to DKK 1,754 million, reflecting broadly unchanged spend across administrative areas.

Other operating income (net) was DKK 227 million compared with DKK 469 million in 2019. The decline in Other operating income (net) in 2020 compared with 2019 is driven by reduced royalty income.

Operating profit increased by 9% measured in Danish kroner and by 8% at CER to DKK 30,140 million.

FINANCIAL ITEMS (NET) AND TAX
Financial items (net) showed a net loss of DKK 1,703 million compared with a net loss of DKK 2,324 million in 2019.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net loss of DKK 1,555 million compared with a net loss of DKK 1,984 million in 2019. This mainly reflects losses on non-hedged currencies driven by significant depreciations of several emerging market currencies.

As per the end of June 2020, a positive market value of financial contracts of approximately DKK 0.5 billion has been deferred for recognition later in 2020 and 2021.

The effective tax rate was 20.8% in the first six months of 2020 compared with an effective tax rate of 21.0% in the first six months of 2019.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Capital expenditure for property, plant and equipment was DKK 2.9 billion compared with DKK 4.8 billion in 2019. The lower capital expenditure was mainly related to investments in the new production facility for diabetes active pharmaceutical ingredients in Clayton, North Carolina, US, which is now in the final stage of construction.

Free cash flow was DKK 30.3 billion compared with DKK 18.7 billion in 2019. The increase was driven by timing of rebate payments in the US, the increase in net profit as well as lower capital expenditure.

Novo Nordisk’s financial resources, consisting of cash at bank and committed credit facilities, were DKK 35.8 billion by end of June 2020. The upfront payment for the acquisition of Corvidia Therapeutics was made in July 2020.

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 13 of 31
KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2020
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the second quarter of 2020.

Sales in the second quarter of 2020 remained unchanged both in Danish kroner and CER compared with the same period in 2019. Sales were negatively impacted by fewer patients initiating treatment and COVID-19-related destocking following the stocking in March 2020. These effects largely offset the stocking of estimated DKK 2 billion in the first three months of 2020. Sales growth in International Operations was 6% at CER and sales decline in North America Operations was 6% at CER. The unchanged global sales (at CER) was explained by increased Diabetes care sales due to increased GLP-1 sales of 21% (at CER), offset by insulin sales declining by 8% (at CER), as well as Obesity care sales declining by 9% (at CER) and Biopharm sales being 3% lower (at CER).
The gross margin was 84.1% in the second quarter of 2020 compared with 83.9% in the same period last year. The increase of 0.2 percentage point of the gross margin reflects positive product mix and a positive currency impact of 0.1% percentage point, partly countered by a negative impact from lower realised prices in the US.

Sales and distribution costs decreased by 2% in both Danish kroner and CER compared with the same period in 2019. The decrease was driven by delayed promotional activities and lower general activities due to COVID-19. This is partly offset by higher distribution costs.
Research and development costs decreased by 7% measured in Danish kroner and by 8% at CER compared with the same period in 2019. The lower spend is driven by phasing of clinical trials and COVID-19 impact on trial recruitment and initiations.
Administrative costs decreased by 3% measured in Danish kroner and by 2% at CER compared with the same period in 2019.

Other operating income (net) was DKK 120 million in the second quarter of 2020 compared with DKK 254 million in the same period last year reflecting reduced royalty income.
Operating profit increased by 3% in both Danish kroner and at CER compared with the same period in 2019.

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 14 of 31
EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 60,054 million at the end of the first six months of 2020, equivalent to 44.1% of total assets, compared with 45.0% at the end of the first six months of 2019. Please refer to appendix 5 for further elaboration of changes in equity.

Interim dividend
The Board of Directors has decided to pay out interim dividend for 2020 of DKK 3.25 for each Novo Nordisk A and B share of DKK 0.20, which will be paid in August 2020. The ex-dividend date for the interim dividend will be 14 August 2020. The record date will be 17 August 2020 for the A and B shares as well as the ADRs. The payment date for the A and B shares will be 18 August 2020, while the payment date for the ADRs will be 25 August 2020. No dividend will be paid on the company’s holding of B shares.

2020 share repurchase programme
On 11 May 2020, Novo Nordisk announced a share repurchase programme of up to DKK 2.6 billion to be executed from 12 May to 4 August 2020, as part of an overall programme of up to DKK 17 billion to be executed during a 12-month period beginning 5 February 2020. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 5,981,960 B shares for an amount of DKK 2.6 billion in the period from 12 May to 4 August 2020. The programme was concluded on 4 August 2020.

As of 4 August 2020, Novo Nordisk A/S has repurchased a total of 20,059,179 B shares equal to a transaction value of DKK 8.551 billion under the DKK 17 billion programme beginning 5 February 2020.

As of 4 August 2020, Novo Nordisk and its wholly-owned affiliates owned 20,063,980 of its own B shares, corresponding to 0.9% of the total share capital.

The execution of Novo Nordisk’s 2020 share repurchase programme of DKK 17 billion to be executed during a 12-
month period beginning 5 February 2020 continues, and a new share repurchase programme will be initiated in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules”). For that purpose, Novo Nordisk A/S has appointed Nordea Danmark, Filial af Nordea Bank Abp, as lead manager to execute the programme independently and without influence from Novo Nordisk A/S. The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the agreement, Nordea Danmark, Filial af Nordea Bank Abp, will repurchase B shares on behalf of Novo Nordisk A/S during the trading period starting today, 6 August, and ending on 28 October 2020.

A maximum of 214,936,020 B shares in total can be bought during the trading period. The maximum number of B shares that can be repurchased on a single trading day may not exceed 20% of the average daily trading volume of
Novo Nordisk B shares on the trading venue, on which the purchase takes place, during the preceding 20 trading days of the purchase (excluding the day of the purchase), cf Article 3(3) of the Commission Delegated Regulation
(EU) 2016/1052. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

As announced in February 2020, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2020, Novo Nordisk has been informed by Novo Holdings A/S that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.3% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 15 of 31
OUTLOOK
OUTLOOK 2020
The current expectations for 2020 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 6 August 2020	Expectations 6 May 2020

Sales growth
at CER	3% to 6%	3% to 6%
as reported	Around 2 percentage points lower than at CER	Around 1 percentage point higher than at CER

Operating profit growth
at CER	2% to 5%	1% to 5%
as reported	Around 3 percentage points lower than at CER	Around 1 percentage point higher than at CER

Financial items (net)	Loss of around DKK 1.2 billion	Loss of around DKK 2.5 billion

Effective tax rate	20% to 22%	20% to 22%

Capital expenditure (PP&E)	Around DKK 6.5 billion	Around DKK 6.5 billion

Depreciation, amortisation and impairment losses	Around DKK 5 billion	Around DKK 5 billion

Free cash flow	DKK 33-38 billion	DKK 36-41 billion

For 2020, sales growth is still expected to be 3% to 6% at CER. The guidance reflects expectations for continued robust sales performance for the GLP-1-based diabetes care products Ozempic®, Victoza® and Rybelsus®, the portfolio of new-generation insulin and the biopharm products. The guidance also reflects intensifying competition both within Diabetes care and Biopharm, especially within the haemophilia inhibitor segment. Furthermore, continued pricing pressure within Diabetes care as well as expansion of affordability initiatives, especially in the US, are expected to impact sales development. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 2 percentage points lower than at CER.

The current COVID-19 pandemic causes uncertainty to the outlook regarding the number of patients initiating treatment and societal impacts such as the unemployment rate in the US which is impacting healthcare insurance coverage. The outlook is based on a number of assumptions related to the severity and duration of impacts from COVID-19, including a gradual normalisation across geographies of the number of patients initiating treatment in the third and the fourth quarters as well as a continued gradual destocking during 2020 and 2021 of the increased stock levels experienced in the beginning of the pandemic. Consequently, volatility in quarterly sales growth should be expected.

For 2020, operating profit growth is now expected to be 2% to 5% at CER. The updated outlook reflects savings related to COVID-19. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in current and future growth drivers across the operating units. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 3 percentage points lower than at CER.

For 2020, Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 1.2 billion compared to a loss of DKK 2.5 billion in May 2020. This development mainly reflects gains associated with foreign exchange hedging contracts, primarily related to the US dollar versus the Danish krone.

The effective tax rate for 2020 is still expected to be in the range of 20-22%.

Capital expenditure is still expected to be around DKK 6.5 billion in 2020, primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production within Diabetes care and an expansion of the filling capacity within Diabetes care. Depreciation, amortisation and impairment losses are still expected to be around DKK 5 billion. The Free cash flow is now expected to be DKK 33-38 billion reflecting the acquisition of Corvidia Therapeutics.

COVID-19	Strategic aspirations	Financial Performance	Equity and capital allocation	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 16 of 31
All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2020, including the potential implications from major healthcare reforms, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications in case of a significant bolt-on acquisition during 2020.

FX	Q2 2020	Q2 2019	% change	H1 2020	H1 2019	% change	Spot rate 3 August 2020

USD	677	664	2%	678	661	3%	635
CNY	96	97	(2%)	96	97	(1%)	91
JPY	6.30	6.04	4%	6.26	6.00	4%	5.98
CAD	489	497	(2%)	497	495	0%	473
GBP	840	855	(2%)	855	855	0%	827

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)

USD	DKK 1,850 million	10
CNY[1]	DKK 400 million	6
JPY	DKK 150 million	12
CAD	DKK 130 million	9
GBP	DKK 100 million	10

1) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 17 of 31
RESEARCH & DEVELOPMENT UPDATE
Diabetes care
Rybelsus® (oral semaglutide) approved in Japan for treatment of adults with type 2 diabetes
In June 2020, the Japanese Ministry of Health, Labour and Welfare approved Rybelsus® for the treatment of adults with type 2 diabetes. The approval in Japan is based on results from the PIONEER clinical trial programme, which enrolled more than 9,500 adults with type 2 diabetes, including approximately 1,300 adults from Japan. Novo Nordisk intends to launch Rybelsus® in Japan when reimbursement is obtained. Novo Nordisk and MSD (Merck) will be co-promoting Rybelsus® in Japan. For more information, please read the company announcement on www.novonordisk.com/bin/getPDF.2325697.pdf (the contents of the company’s website do not form a part of this Form 6-K).

Obesity care

Semaglutide in obesity pivotal phase 3a programme STEP successfully completed
In May and June 2020, Novo Nordisk announced the headline results from STEP 1, 2, 3 and 4, the pivotal phase 3a trials with once-weekly subcutaneous semaglutide 2.4 mg in obesity.

Across STEP 1, 3 and 4 a weight loss of 15-18% was reported for people treated with semaglutide 2.4 mg. In all the individual STEP trials, subcutaneous semaglutide 2.4 mg appeared to have a safe and well-tolerated profile. The most common adverse events among people treated with subcutaneous semaglutide were gastrointestinal adverse events.

Following the completion of the four trials, Novo Nordisk is now preparing to file for regulatory submission which is expected to take place around the turn of the year.

STEP 1: semaglutide 2.4 mg versus placebo in people with obesity or overweight
In June 2020, results from STEP 1 were announced. STEP 1 was a 68-week randomised, double-blinded, multicentre, placebo-controlled weight management trial. In STEP 1, the efficacy and safety of once-weekly subcutaneous semaglutide 2.4 mg on body weight was compared to placebo, as an adjunct to lifestyle intervention, in 1,961 people with obesity or overweight with comorbidities. In the trial, a superior reduction in body weight was achieved with subcutaneous semaglutide 2.4 mg compared to placebo after 68 week. For more information, please read the company announcement on www.novonordisk.com/bin/getPDF.2314024.pdf (the contents of the company’s website do not form a part of this Form 6-K).

STEP 2: semaglutide 2.4 mg versus placebo in people with obesity and type 2 diabetes
In June 2020, the results from STEP 2 were announced. STEP 2 was a 68-week randomised, double-blind, multicentre, placebo-controlled trial. The trial compared the efficacy and safety of once-weekly semaglutide 2.4 mg after 68 weeks to placebo and once-weekly subcutaneous semaglutide 1.0 mg. Treatment was provided in conjunction with lifestyle intervention, in 1,210 adults with type 2 diabetes and either obesity or overweight with comorbidities. In the trial, subcutaneous semaglutide 2.4 mg showed superior weight loss versus placebo. For more information, please read the company announcement on www.novonordisk.com/bin/getPDF.2318004.pdf
(the contents of the company’s website do not form a part of this Form 6-K).

STEP 3: semaglutide 2.4 mg as adjunct to intensive behavioural therapy
In June 2020, the results from STEP 3 were announced. STEP 3 was a 68-week randomised, double-blind, multicentre, placebo-controlled trial. The trial investigated the effect of once-weekly subcutaneous semaglutide 2.4 mg after 68 weeks compared to placebo in 611 adults with obesity or overweight with comorbidities. Both treatments were in conjunction with intensive behavioural therapy, defined as weekly behavioural support, dietician counselling and reduced calorie diet. In the trial, subcutaneous semaglutide 2.4 mg showed superior weight loss versus placebo. For more information, please read the company announcement on www.novonordisk.com/bin/getPDF.2318004.pdf (the contents of the company’s website do not form a part of this Form 6-K).

STEP 4: semaglutide 2.4 mg versus placebo in people with obesity or overweight who reached the target dose after a 20-week run-in
In May 2020, the results from STEP 4 were announced. STEP 4 was a randomised, double-blind, multicentre, placebo-controlled, withdrawal trial exploring sustained weight management with semaglutide vs placebo. The 68-week trial investigated the effect of once-weekly subcutaneous semaglutide 2.4 mg on body weight in 902 people with obesity or overweight with comorbidities. In the trial, subcutaneous semaglutide 2.4 mg demonstrated superior weight loss versus placebo. For more information, please read the company announcement on www.novonordisk.com/bin/getPDF.2301466.pdf (the contents of the company’s website do not form a part of this Form 6-K).

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 18 of 31

AM833 phase 2 monotherapy trial successfully completed
In June 2020, the phase 2 results with the novel once-weekly subcutaneous amylin analogue AM833 were announced. The 26-week blinded phase 2 monotherapy trial with AM833 investigated safety, tolerability and efficacy for weight management in 706 people with obesity or overweight with at least one weight-related comorbidity. In the trial, AM833 demonstrated superior weight loss versus placebo and AM833 appeared to have a safe and well-tolerated profile. For more information, please read the company announcement on www.novonordisk.com/bin/getPDF.2321109.pdf (the contents of the company’s website do not form a part of this Form 6-K).

AM833 and semaglutide phase 1 combination trial successfully completed
In June 2020, the results from the phase 1 trial investigating AM833 in combination with semaglutide were announced. The 20-week multiple ascending dose phase 1 trial investigated safety, tolerability, pharmacokinetics and weight loss potential of AM833 administrated in combination with semaglutide 2.4 mg in 80 people with obesity or overweight. After 20 weeks of treatment, participants receiving the highest dose lost an average of 17.1% body weight from a mean baseline body weight of 94.6 kg (secondary end-point). The trial investigated the number of treatment-emergent adverse events (primary end-point) and AM833 appeared to have a safe and well-tolerated profile, with the most common adverse events being gastrointestinal disorders including nausea and vomiting; the majority being non-serious and mild or moderate in severity. The level of gastrointestinal disorders observed for the combination of AM833 and semaglutide in the trial was comparable to what is generally seen for GLP-1 products in monotherapy. For more information, please read the company announcement on www.novonordisk.com/bin/getPDF.2321109.pdf (the contents of the company’s website do not form a part of this Form 6-K).

Following the completion of the phase 2 monotherapy trial with AM833 and the phase 1 combination trial with AM833 and semaglutide, a multi-dose pharmacokinetics study of AM833 and semaglutide is expected to be initiated in second half of 2020 and phase 3 development programme is expected to begin in 2021.

Termination of GG-co-agonist and tri-agonist phase 1 projects
In June 2020, Novo Nordisk terminated the GG-co-agonist and tri-agonist phase 1 development projects. Recent data from the phase 3 development programme, STEP, for semaglutide in obesity and the clinical trials with AM833 as monotherapy and in combination with semaglutide have raised the innovation bar in Obesity care, which has led to a prioritisation within the Obesity care development portfolio and termination of the projects.

Other serious chronic diseases
Acquisition of Corvidia Therapeuctics
In June 2020, Novo Nordisk signed an agreement for the acquisition of Corvidia Therapeutics Inc. including their lead candidate, ziltivekimab, a fully human monoclonal antibody directed against interleukin-6 (IL-6). Under the terms of the agreement, Novo Nordisk will acquire all outstanding shares of Corvidia Therapeutics for an upfront payment of 725 million US dollars in cash. Total payments to Corvidia Therapeutics shareholders could ultimately amount to 2.1 billion US dollars in cash upon the achievement of certain regulatory and sales milestones by Novo Nordisk. The acquisition was completed in July 2020 and will be accounted for as an asset acquisition in the third quarter of 2020. Ziltivekimab is currently being investigated in the phase 2b trial, RESCUE, to evaluate ziltivekimab as a once-a-month subcutaneous treatment for people with chronic kidney disease with atherosclerotic cardiovascular disease and inflammation. RESCUE is designed as a dose-finding trial to enable a global phase 3 CVOT to assess the impact of ziltivekimab on major adverse cardiovascular events in a patient population with elevated cardiovascular risk. The results from the RESCUE trial are expected to be announced in the second half of 2020.

PCSK9i phase 1 trial successfully completed
In June 2020, Novo Nordisk successfully completed the first human dose phase 1 trial with PCSK9i peptide. The trial investigated the safety, tolerability, pharmacokinetics and pharmacodynamics of single subcutaneous administrations of PCSK9i peptide in healthy people and in patients with hypercholesterolaemia on statin treatment. The PCSK9i peptide appeared to have a safe and well tolerated profile in the trial. Following the completion of the trial, further clinical development is now being evaluated.

Partner updates
STT-5058 phase 1 trial initiated
In June 2020, STATEN and Novo Nordisk initiated the first human dose trial for the monoclonal antibody, STT-5058, designed to target lipoprotein ApoC3 with the potential to decrease levels of ApoC3 and thereby triglycerides, leading to a reduction in the risk of cardiovascular events. The trial is a single-centre, randomised, double-blinded, placebo-controlled trial designed to investigate safety, tolerability, pharmacokinetics and pharmacodynamics.

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 19 of 31

SUSTAINABILITY UPDATE

Launch of new social responsibility strategy
In May 2020, Novo Nordisk launched a new social responsibility strategy, Defeat Diabetes. The strategy introduces new long-term ambitions to accelerate prevention to halt the rise of diabetes, provide access to affordable care for vulnerable patients in every country and to continue to drive innovation to improve lives. First steps in the strategy is to reduce the ceiling price of human insulin from USD 4 to USD 3 per vial in 76 low- and middle-income countries and to expand the aspiration in the Changing Diabetes® in Children programme to reach 100,000 children by 2030, up from 25,000. The programme provides care and life-saving medicine for children with type 1 diabetes in low-resource settings. Furthermore, the Partnering for Change programme with the International Committee of the Red Cross and the Danish Red Cross, supporting care for people with serious chronic diseases in humanitarian crises, is also being extended.

Participation in new initiative to address need for antibiotics to combat antimicrobial resistance
In July 2020, Novo Nordisk announced its participation in the AMR Action Fund, a USD 1 billion initiative from more than 20 biopharmaceutical companies to address the need for new antibiotics to combat antimicrobial resistance. Antimicrobial resistance is a growing threat to human health and the mission of the fund is to bring two to four novel antibiotics to patients by 2030.

Employees
The number of full-time employees at the end of the first six months of 2020 increased by 4.6% compared to 12 months ago. The total number of employees was 44,089, corresponding to 43,526 full-time positions. The increase in employees in Novo Nordisk is mainly driven by International Operations, with the highest growth rate in Region China. Novo Nordisk also continues to increase the number of employees in Global Business Services in India.

Environment
Novo Nordisk has achieved its target to use only renewable electricity in its global production facilities by 2020. This achievement follows investments to build and connect to a solar power grid in North Carolina, US, which now provides power to Novo Nordisk’s entire US operations. Novo Nordisk is the first pharmaceutical company in RE100 to use only renewable electricity in all production units worldwide. RE100 is the global corporate renewable energy initiative led by the Climate Group.
Novo Nordisk is now pursuing a new target of achieving zero CO2 emissions from all operations and transport by 2030. The goal is part of the ‘Circular for Zero’ environmental strategy with the ultimate aim of making Novo Nordisk a company that has zero environmental impact.
CO2 emissions from operations and transportation at the end of the first six months has decreased by 39% compared to the first half of 2019 due to new renewable energy projects and significantly lower emissions from travel due to COVID-19 (business flights and company cars) in 2020.
LEGAL MATTERS
Sandoz has filed an Abbreviated New Drug Application for liraglutide with the US FDA
In June 2020, Novo Nordisk filed a complaint for patent infringement against Sandoz in US District Court for the District of Delaware. This follows the notification from Sandoz in April 2020 to Novo Nordisk that it had filed an Abbreviated New Drug Application (ANDA) for liraglutide with the US FDA. According to Sandoz, the ANDA contains Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use or sale of liraglutide before the expiration of six patents currently listed for liraglutide in the Orange Book with expiration dates ranging from December 2022 until March 2033, including the drug substance patent expiring February 2023 (all dates including a six month paediatric extension). Novo Nordisk does not expect the matter to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Subpoena from State of California Office of the Insurance Commissioner related to Prandin®/Prandimet®
On 16 July 2020, the State of California Office of the Insurance Commissioner issued an investigative subpoena to Novo Nordisk Inc. and Novo Nordisk A/S. The subpoena seeks documents and information related to Novo Nordisk’s patent and regulatory strategies for Prandin® and Prandimet® in the US market, and the projected impact of generic repaglinide on Novo Nordisk’s Prandin® and Prandimet® franchises in the US. Novo Nordisk is cooperating with the Office of the Insurance Commissioner on this matter. Novo Nordisk does not expect the matter to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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Company announcement No XX / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 20 of 31
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk
A/S for the first six months of 2020. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first six months of 2020 has been prepared in accordance with IAS 34 'Interim Financial Reporting’. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2019 of Novo Nordisk. Furthermore, the financial report for the first six months of 2020 and
Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first six months of 2020 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2019.

Bagsværd, 6 August 2020

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Camilla Sylvest	Mads Krogsgaard Thomsen	Henrik Wulff

Board of Directors:

Helge Lund Chair	Jeppe Christiansen Vice chair	Brian Daniels

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liz Hewitt	Mette Bøjer Jensen	Kasim Kutay

Anne Marie Kverneland	Martin Mackay	Thomas Rantzau

Stig Strøbæk

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 21 of 31
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 43,500 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
30 October 2020	Financial statement for the first nine months of 2020
03 February 2021	Financial statement for 2020

Contacts for further information
Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2019 and Form 20-F both filed with the SEC in February 2020 in continuation of the publication of the Annual Report 2019, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Managing risks to protect value’ of the Annual Report 2019.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 22 of 31
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
							% change
	2020		2019				Q2 2020 vs.
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2019

Net sales	30,006	33,875	32,417	30,277	30,036	29,291	0%

Gross profit	25,234	28,489	26,985	25,202	25,187	24,559	0%
Gross margin	84.1%	84.1%	83.2%	83.2%	83.9%	83.8%

Sales and distribution costs	7,398	7,590	9,536	7,761	7,580	6,946	(2%)
Percentage of sales	24.7%	22.4%	29.4%	25.6%	25.2%	23.7%
Research and development costs	3,291	3,777	4,384	3,601	3,557	2,678	(7%)
Percentage of sales	11.0%	11.1%	13.5%	11.9%	11.8%	9.1%
Administrative costs	827	927	1,235	1,009	852	911	(3%)
Percentage of sales	2.8%	2.7%	3.8%	3.3%	2.8%	3.1%
Other operating income, net	120	107	43	88	254	215	(53%)

Operating profit	13,838	16,302	11,873	12,919	13,452	14,239	3%
Operating margin	46.1%	48.1%	36.6%	42.7%	44.8%	48.6%

Financial income	97	17	20	17	15	13	N/A
Financial expenses	519	1,298	814	829	1,322	1,030	(61%)
Financial items (net)	(422)	(1,281)	(794)	(812)	(1,307)	(1,017)	(68%)

Profit before income taxes	13,416	15,021	11,079	12,107	12,145	13,222	10%

Income taxes	2,791	3,124	2,362	1,913	2,550	2,777	9%

Net profit	10,625	11,897	8,717	10,194	9,595	10,445	11%

Depreciation, amortisation and impairment losses	1,158	1,086	1,398	2,095	1,110	1,058	4%
Capital expenditure[1]	1,239	1,667	1,907	2,234	2,147	2,644	(42%)
Net cash generated from operating activities	24,261	10,012	5,165	16,688	15,039	9,890	61%
Free cash flow	22,666	7,669	1,737	14,039	12,020	6,655	89%

Total assets	136,121	126,256	125,612	124,908	117,909	110,135	15%
Total equity	60,054	54,399	57,593	52,953	53,085	47,319	13%
Equity ratio	44.1%	43.1%	45.8%	42.4%	45.0%	43.0%

Full-time equivalent employees end of period	43,526	43,158	42,703	42,158	41,611	42,453	5%

Basic earnings per share/ADR (in DKK)	4.54	5.07	3.71	4.30	4.03	4.37	13%
Diluted earnings per share/ADR (in DKK)	4.53	5.05	3.70	4.29	4.03	4.36	12%
Average number of shares outstanding (million)	2,338.8	2,348.8	2,357.9	2,368.8	2,380.2	2,390.3	(2%)
Average number of diluted shares
outstanding (million)	2,344.9	2,354.8	2,363.3	2,373.2	2,383.5	2,394.6	(2%)

Sales by business segment:
Long-acting insulin	4,220	5,158	5,102	5,019	5,411	5,244	(22%)
Premix insulin	2,693	2,955	2,665	2,596	2,560	2,757	5%
Fast-acting insulin	4,379	5,114	4,936	4,632	4,758	4,977	(8%)
Human insulin	2,314	2,687	2,204	2,237	2,180	2,415	6%
Total insulin	13,606	15,914	14,907	14,484	14,909	15,393	(9%)
Total GLP-1	9,425	9,975	9,842	8,492	7,740	7,147	22%
Other Diabetes care	977	1,125	1,017	1,038	1,125	1,067	(13%)
Total Diabetes care	24,008	27,014	25,766	24,014	23,774	23,607	1%
Obesity care (Saxenda®)	1,308	1,577	1,564	1,442	1,462	1,211	(11%)
Diabetes and Obesity care total	25,316	28,591	27,330	25,456	25,236	24,818	0%

Haemophilia	2,401	2,810	2,554	2,524	2,670	2,533	(10%)
Growth disorders (Norditropin®)	1,952	2,030	2,076	1,886	1,758	1,555	11%
Other Biopharm	337	444	457	411	372	385	(9%)
Biopharm total	4,690	5,284	5,087	4,821	4,800	4,473	(2%)

Sales by geographic segment:
International Operations[2]	16,115	18,296	15,351	15,261	15,565	15,387	4%
- EMEA	8,167	9,674	8,231	7,913	8,120	7,944	1%
- Region China	3,474	3,813	3,019	3,258	3,192	3,375	9%
- Rest of World	4,474	4,809	4,101	4,090	4,253	4,068	5%
North America Operations	13,891	15,579	17,066	15,016	14,471	13,904	(4%)
- The US	13,028	14,775	16,252	14,256	13,767	13,211	(5%)

Segment operating profit:
Diabetes and Obesity care	11,434	13,456	9,013	10,403	11,393	11,828	0%
Biopharm	2,404	2,846	2,860	2,516	2,059	2,411	17%

1) Cash-based capital expenditure (Purchase of property, plant and equipment).
2) Comparatives numbers have been restated following the re-organisation of International Operations in 2020.

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 23 of 31
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	H1 2020	H1 2019	Q2 2020	Q2 2019

Income statement

Net sales	63,881	59,327	30,006	30,036
Cost of goods sold	10,158	9,581	4,772	4,849

Gross profit	53,723	49,746	25,234	25,187

Sales and distribution costs	14,988	14,526	7,398	7,580
Research and development costs	7,068	6,235	3,291	3,557
Administrative costs	1,754	1,763	827	852
Other operating income, net	227	469	120	254

Operating profit	30,140	27,691	13,838	13,452

Financial income	114	28	97	15
Financial expenses	1,817	2,352	519	1,322

Profit before income taxes	28,437	25,367	13,416	12,145

Income taxes	5,915	5,327	2,791	2,550

NET PROFIT	22,522	20,040	10,625	9,595

Basic earnings per share (DKK)	9.61	8.40	4.54	4.03
Diluted earnings per share (DKK)	9.58	8.39	4.53	4.03

Segment Information

Segment sales:
Diabetes and Obesity care	53,907	50,054	25,316	25,236
Biopharm	9,974	9,273	4,690	4,800

Segment operating profit:
Diabetes and Obesity care	24,890	23,221	11,434	11,393
Operating margin	46.2%	46.4%	45.2%	45.1%

Biopharm	5,250	4,470	2,404	2,059
Operating margin	52.6%	48.2%	51.3%	42.9%

Total segment operating profit	30,140	27,691	13,838	13,452

Statement of comprehensive income

Net profit for the period	22,522	20,040	10,625	9,595

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	104	(202)	(113)	(112)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(214)	184	(329)	(27)
Cash flow hedges, realisation of previously deferred (gains)/losses	408	1,484	97	632
Cash flow hedges, deferred gains/(losses) incurred during the period	413	(399)	994	530
Other items	3	16	—	—
Tax on other comprehensive income, income/(expense)	(343)	(187)	(265)	(341)

Other comprehensive income for the period, net of tax	371	896	384	682
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	22,893	20,936	11,009	10,277

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 24 of 31
APPENDIX 3: CASH FLOW STATEMENT

DKK million	H1 2020	H1 2019

Net profit	22,522	20,040

Adjustment for non-cash items:
Income taxes in the Income Statement	5,915	5,327
Depreciation, amortisation and impairment losses	2,244	2,168
Other non-cash items	9,139	5,548
Change in working capital	(463)	(3,026)
Interest received	37	27
Interest paid	(116)	(84)
Income taxes paid	(5,005)	(5,071)

Net cash generated from operating activities	34,273	24,929

Purchase of intangible assets	(184)	(1,025)
Purchase of property, plant and equipment	(2,906)	(4,791)
Investment in associated company	(392)	(48)
Proceeds from the divestment of Group and associated companies	—	(6)
Dividend received from associated company	9	11

Net cash used in investing activities	(3,473)	(5,859)

Purchase of treasury shares	(8,211)	(7,529)
Dividends paid	(12,551)	(12,309)
Repayment of borrowings, net	(428)	(433)

Net cash used in financing activities	(21,190)	(20,271)

NET CASH GENERATED FROM ACTIVITIES	9,610	(1,201)

Cash and cash equivalents at the beginning of the year	15,411	15,629
Exchange gain/(loss) on cash and cash equivalents	(170)	18

Cash and cash equivalents at the end of the period	24,851	14,446

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 25 of 31
APPENDIX 4: BALANCE SHEET

DKK million	30 Jun 2020	31 Dec 2019

ASSETS

Intangible assets	5,785	5,835
Property, plant and equipment	50,502	50,551
Investments in associated companies	467	474
Deferred income tax assets	3,768	4,121
Other receivables and prepayments	637	841
Other financial assets	1,383	1,334

TOTAL NON-CURRENT ASSETS	62,542	63,156

Inventories	17,809	17,641
Trade receivables	25,686	24,912
Tax receivables	259	806
Other receivables and prepayments	4,201	3,434
Derivative financial instruments	750	188
Cash at bank	24,874	15,475

TOTAL CURRENT ASSETS	73,579	62,456
TOTAL ASSETS	136,121	125,612

EQUITY AND LIABILITIES

Share capital	470	480
Treasury shares	(3)	(10)
Retained earnings	60,014	57,817
Other reserves	(427)	(694)

TOTAL EQUITY	60,054	57,593

Borrowings	2,735	3,009
Deferred income tax liabilities	238	80
Retirement benefit obligations	1,251	1,334
Provisions	4,559	4,613

Total non-current liabilities	8,783	9,036

Borrowings	1,408	1,474
Trade payables	8,961	6,358
Tax payables	3,893	4,212
Other liabilities	13,544	15,085
Derivative financial instruments	447	734
Provisions	39,031	31,120

Total current liabilities	67,284	58,983

TOTAL LIABILITIES	76,067	68,019

TOTAL EQUITY AND LIABILITIES	136,121	125,612

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 26 of 31
APPENDIX 5: EQUITY STATEMENT

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

H1 2020

Balance at the beginning of the period	480	(10)	57,817	(839)	(329)	474	(694)	57,593
Net profit for the period			22,522					22,522
Other comprehensive income for the period			104	(214)	821	(340)	267	371

Total comprehensive income for the period			22,626	(214)	821	(340)	267	22,893

Transactions with owners:
Dividends			(12,551)					(12,551)
Share-based payments			312					312
Tax related to restricted stock units			18					18
Purchase of treasury shares		(3)	(8,208)					(8,211)
Reduction of the B share capital	(10)	10						—

Balance at the end of the period	470	(3)	60,014	(1,053)	492	134	(427)	60,054

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

H1 2019

Balance at the beginning of the period	490	(11)	53,406	(1,065)	(1,677)	696	(2,046)	51,839
Net profit for the period			20,040					20,040
Other comprehensive income for the period			(202)	184	1,085	(171)	1,098	896

Total comprehensive income for the period			19,838	184	1,085	(171)	1,098	20,936

Transactions with owners:
Dividends			(12,309)					(12,309)
Share-based payments			142					142
Tax related to restricted stock units			6					6
Purchase of treasury shares		(4)	(7,525)					(7,529)
Reduction of the B share capital	(10)	10						—

Balance at the end of the period	480	(5)	53,558	(881)	(592)	525	(948)	53,085

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 27 of 31
APPENDIX 6: SALES SPLIT PER AREA

Q2 2020 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	4,220	2,390	1,510	369	511	1,830	1,693
% change at CER	(22%)	6%	0%	43%	7%	(42%)	(45%)
Tresiba®	2,158	1,074	612	100	362	1,084	987
% change at CER	(14%)	22%	17%	—	5%	(33%)	(37%)
Xultophy®	576	398	360	1	37	178	175
% change at CER	1%	12%	4%	—	169%	(18%)	(18%)
Levemir®	1,486	918	538	268	112	568	531
% change at CER	(36%)	(9%)	(16%)	11%	(10%)	(57%)	(58%)
Premix insulin	2,693	2,589	761	1,216	612	104	97
% change at CER	7%	9%	3%	14%	5%	(21%)	(23%)
Ryzodeg®	334	334	77	7	250	—	—
% change at CER	32%	32%	55%	—	24%	—	—
NovoMix®	2,359	2,255	684	1,209	362	104	97
% change at CER	4%	6%	(1%)	14%	(4%)	(21%)	(23%)
Fast-acting insulin	4,379	2,602	1,539	511	552	1,777	1,677
% change at CER	(8%)	3%	(5%)	21%	10%	(20%)	(21%)
Fiasp®	286	169	153	—	16	117	109
% change at CER	6%	17%	11%	—	143%	(8%)	(10%)
NovoRapid®	4,093	2,433	1,386	511	536	1,660	1,568
% change at CER	(8%)	2%	(6%)	21%	9%	(20%)	(21%)
Human insulin	2,314	1,941	565	692	684	373	347
% change at CER	9%	12%	(4%)	5%	39%	(5%)	(4%)
Total insulin	13,606	9,522	4,375	2,788	2,359	4,084	3,814
% change at CER	(8%)	7%	(2%)	16%	15%	(31%)	(33%)
Victoza®	4,234	1,828	1,102	280	446	2,406	2,314
% change at CER	(22%)	(2%)	(11%)	32%	8%	(33%)	(34%)
Ozempic®	4,836	696	604	2	90	4,140	3,890
% change at CER	106%	210%	257%	—	84%	94%	93%
Rybelsus®	355	—	—	—	—	355	349
% change at CER	—	—	—	—	—	—	—
Total GLP-1	9,425	2,524	1,706	282	536	6,901	6,553
% change at CER	21%	22%	21%	33%	18%	20%	19%
Other Diabetes care[1]	977	682	167	359	156	295	259
% change at CER	(13%)	(25%)	(39%)	(20%)	(19%)	48%	56%
Total Diabetes care	24,008	12,728	6,248	3,429	3,051	11,280	10,626
% change at CER	1%	7%	2%	12%	13%	(5%)	(6%)
Obesity care (Saxenda®)	1,308	445	238	2	205	863	796
% change at CER	(9%)	(14%)	(14%)	—	(14%)	(6%)	(7%)
Diabetes and Obesity care total	25,316	13,173	6,486	3,431	3,256	12,143	11,422
% change at CER	1%	6%	1%	12%	11%	(5%)	(6%)

Biopharm segment
Haemophilia[2]	2,401	1,459	899	25	535	942	861
% change at CER	(10%)	(3%)	3%	(68%)	(5%)	(19%)	(22%)
NovoSeven®	1,828	1,076	643	23	410	752	713
% change at CER	(16%)	(8%)	5%	(69%)	(14%)	(25%)	(26%)
NovoEight®	340	258	169	2	87	82	75
% change at CER	(6%)	(10%)	(21%)	(33%)	24%	8%	4%
Growth disorders (Norditropin®)	1,952	1,252	591	18	643	700	696
% change at CER	10%	16%	14%	138%	16%	0%	0%
Other Biopharm[3]	337	231	191	—	40	106	49
% change at CER	(7%)	(10%)	(8%)	(100%)	(15%)	0%	9%
Biopharm total	4,690	2,942	1,681	43	1,218	1,748	1,606
% change at CER	(3%)	3%	5%	(49%)	5%	(11%)	(13%)

Total sales	30,006	16,115	8,167	3,474	4,474	13,891	13,028
% change at CER	0%	6%	2%	10%	9%	(6%)	(7%)
% change as reported	0%	4%	1%	9%	5%	(4%)	(5%)
Share of growth	100%	1,362%	246%	513%	603%	(1,262%)	(1,522%)
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 28 of 31

H1 2020 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	9,378	5,130	3,339	721	1,070	4,248	3,985
% change at CER	(13%)	15%	11%	36%	14%	(32%)	(34%)
Tresiba®	4,618	2,219	1,305	161	753	2,399	2,214
% change at CER	(1%)	31%	30%	—	14%	(20%)	(24%)
Xultophy®	1,238	883	804	1	78	355	350
% change at CER	18%	26%	19%	—	172%	1%	1%
Levemir®	3,522	2,028	1,230	559	239	1,494	1,421
% change at CER	(29%)	(2%)	(7%)	12%	(7%)	(49%)	(50%)
Premix insulin	5,648	5,352	1,630	2,461	1,261	296	282
% change at CER	7%	10%	4%	13%	14%	(31%)	(32%)
Ryzodeg®	671	671	173	13	485	—	—
% change at CER	44%	44%	57%	—	37%	—	—
NovoMix®	4,977	4,681	1,457	2,448	776	296	282
% change at CER	3%	7%	(1%)	13%	3%	(31%)	(32%)
Fast-acting insulin	9,493	5,559	3,406	1,055	1,098	3,934	3,721
% change at CER	(3%)	8%	6%	20%	4%	(15%)	(17%)
Fiasp®	676	390	361	—	29	286	268
% change at CER	34%	40%	36%	—	114%	25%	24%
NovoRapid®	8,817	5,169	3,045	1,055	1,069	3,648	3,453
% change at CER	(5%)	6%	3%	20%	3%	(17%)	(19%)
Human insulin	5,001	4,098	1,272	1,482	1,344	903	850
% change at CER	10%	9%	3%	2%	25%	15%	18%
Total insulin	29,520	20,139	9,647	5,719	4,773	9,381	8,838
% change at CER	(3%)	10%	7%	14%	14%	(23%)	(24%)
Victoza®	9,225	3,761	2,314	501	946	5,464	5,274
% change at CER	(18%)	4%	(5%)	18%	22%	(29%)	(29%)
Ozempic®	9,591	1,601	1,395	2	204	7,990	7,544
% change at CER	152%	—	—	—	—	127%	127%
Rybelsus®	584	—	—	—	—	584	578
% change at CER	—	—	—	—	—	—	—
Total GLP-1	19,400	5,362	3,709	503	1,150	14,038	13,396
% change at CER	28%	37%	39%	18%	42%	25%	24%
Other Diabetes care[1]	2,102	1,520	368	815	337	582	511
% change at CER	(4%)	(15%)	(32%)	(8%)	(5%)	43%	51%
Total Diabetes care	51,022	27,021	13,724	7,037	6,260	24,001	22,745
% change at CER	7%	13%	12%	11%	17%	1%	0%
Obesity care (Saxenda®)	2,885	1,126	576	4	546	1,759	1,626
% change at CER	9%	8%	6%	—	11%	9%	9%
Diabetes and Obesity care total	53,907	28,147	14,300	7,041	6,806	25,760	24,371
% change at CER	7%	13%	12%	11%	17%	1%	0%

Biopharm segment
Haemophilia[2]	5,211	3,168	1,890	213	1,065	2,043	1,884
% change at CER	(1%)	5%	8%	43%	(5%)	(8%)	(8%)
NovoSeven®	4,009	2,331	1,293	207	831	1,678	1,601
% change at CER	(5%)	0%	6%	48%	(13%)	(11%)	(10%)
NovoEight®	740	569	403	6	160	171	159
% change at CER	(2%)	(3%)	(8%)	(33%)	14%	0%	(1%)
Growth disorders (Norditropin®)	3,982	2,533	1,186	29	1,318	1,449	1,442
% change at CER	18%	20%	17%	93%	21%	15%	16%
Other Biopharm[3]	781	563	465	4	94	218	106
% change at CER	4%	5%	6%	0%	(2%)	3%	13%
Biopharm total	9,974	6,264	3,541	246	2,477	3,710	3,432
% change at CER	6%	10%	11%	46%	7%	1%	1%

Total sales	63,881	34,411	17,841	7,287	9,283	29,470	27,803
% change at CER	7%	12%	11%	12%	14%	1%	0%
% change as reported	8%	11%	11%	11%	12%	4%	3%
Share of growth	100%	91%	44%	19%	28%	9%	3%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 29 of 31
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial resources.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	H1 2020	H1 2019	% change H1 2020 to H1 2019	Q2 2020	Q2 2019	% change Q2 2020 to Q2 2019

Net sales	63,881	59,327	8%	30,006	30,036	0%
Effect of exchange rates	(382)	—		95	—
Sales at CER	63,499	59,327	7%	30,101	30,036	0%

Operating profit at CER

DKK million	H1 2020	H1 2019	% change H1 2020 to H1 2019	Q2 2020	Q2 2019	% change Q2 2020 to Q2 2019

Operating profit	30,140	27,691	9%	13,838	13,452	3%
Effect of exchange rates	(303)	—		4	—
Operating profit at CER	29,837	27,691	8%	13,842	13,452	3%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	H1 2020	H1 2019	Q2 2020	Q2 2019

Net cash generated from operating activities	34,273	24,929	24,261	15,039
Net cash used in investing activities	(3,473)	(5,859)	(1,367)	(2,833)
Repayment on lease liabilities	(465)	(395)	(228)	(186)
Free cash flow	30,335	18,675	22,666	12,020

Financial resources
Financial resources is defined as the sum of cash and cash equivalents at the end of the year, undrawn committed credit facilities less bank overdrafts classified as liabilities arising from financing activities (part of borrowings). The following table reconciles total financial resources with cash and cash equivalents, the most directly comparable IFRS financial measure:

Financial resources

DKK million	H1 2020	Q4 2019

Cash and cash equivalents	24,851	15,411
Undrawn committed credit facilities	11,552	11,578
Borrowings (bank overdrafts)	(585)	(595)
Financial resources	35,818	26,394

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 30 of 31
APPENDIX 8: NEW SALES SPLIT PER AREA (ADDITIONAL INFORMATION)

Q2 2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	5,411	2,300	1,539	261	500	3,111	2,997
Tresiba®	2,495	897	525	17	355	1,598	1,531
Xultophy®	574	363	347	—	16	211	209
Levemir®	2,342	1,040	667	244	129	1,302	1,257
Premix insulin	2,560	2,429	762	1,079	588	131	123
Ryzodeg®	257	257	53	1	203	—	—
NovoMix®	2,303	2,172	709	1,078	385	131	123
Fast-acting insulin	4,758	2,585	1,646	429	510	2,173	2,075
Fiasp®	272	147	140	—	7	125	119
NovoRapid®	4,486	2,438	1,506	429	503	2,048	1,956
Human insulin	2,180	1,792	590	667	535	388	356
Total insulin	14,909	9,106	4,537	2,436	2,133	5,803	5,551
Victoza®	5,415	1,876	1,242	214	420	3,539	3,422
Ozempic®	2,325	234	170	—	64	2,091	1,979
Rybelsus®	—	—	—	—	—	—	—
Total GLP-1	7,740	2,110	1,412	214	484	5,630	5,401
Other Diabetes care	1,125	928	277	456	195	197	163
Total Diabetes care	23,774	12,144	6,226	3,106	2,812	11,630	11,115
Obesity care (Saxenda®)	1,462	557	277	2	278	905	842
Diabetes and Obesity care total	25,236	12,701	6,503	3,108	3,090	12,535	11,957

Biopharm segment
Haemophilia	2,670	1,528	879	74	575	1,142	1,081
NovoSeven®	2,163	1,179	620	71	488	984	945
NovoEight®	369	294	216	3	75	75	71
Growth disorders (Norditropin®)	1,758	1,069	520	8	541	689	685
Other Biopharm	372	267	218	2	47	105	44
Biopharm total	4,800	2,864	1,617	84	1,163	1,936	1,810

Total sales	30,036	15,565	8,120	3,192	4,253	14,471	13,767

H1 2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	10,655	4,517	3,020	531	966	6,138	5,926
Tresiba®	4,642	1,705	999	31	675	2,937	2,821
Xultophy®	1,051	710	678	—	32	341	338
Levemir®	4,962	2,102	1,343	500	259	2,860	2,767
Premix insulin	5,317	4,897	1,600	2,191	1,106	420	404
Ryzodeg®	469	469	115	1	353	—	—
NovoMix®	4,848	4,428	1,485	2,190	753	420	404
Fast-acting insulin	9,735	5,196	3,249	890	1,057	4,539	4,345
Fiasp®	503	280	266	—	14	223	210
NovoRapid®	9,232	4,916	2,983	890	1,043	4,316	4,135
Human insulin	4,595	3,829	1,224	1,464	1,141	766	704
Total insulin	30,302	18,439	9,093	5,076	4,270	11,863	11,379
Victoza®	11,137	3,637	2,422	428	787	7,500	7,269
Ozempic®	3,750	315	251	—	64	3,435	3,241
Rybelsus®	—	—	—	—	—	—	—
Total GLP-1	14,887	3,952	2,673	428	851	10,935	10,510
Other Diabetes care	2,192	1,792	546	893	353	400	331
Total Diabetes care	47,381	24,183	12,312	6,397	5,474	23,198	22,220
Obesity care (Saxenda®)	2,673	1,097	542	4	551	1,576	1,458
Diabetes and Obesity care total	50,054	25,280	12,854	6,401	6,025	24,774	23,678

Biopharm segment
Haemophilia	5,203	3,034	1,755	147	1,132	2,169	1,992
NovoSeven®	4,175	2,330	1,228	138	964	1,845	1,730
NovoEight®	762	595	441	9	145	167	157
Growth disorders (Norditropin®)	3,313	2,089	1,006	15	1,068	1,224	1,216
Other Biopharm	757	549	449	4	96	208	92
Biopharm total	9,273	5,672	3,210	166	2,296	3,601	3,300

Total sales	59,327	30,952	16,064	6,567	8,321	28,375	26,978

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Company announcement No 49 / 2020

Financial report for the period 1 January 2020 to 30 June 2020	Page 31 of 31
APPENDIX 8: NEW SALES SPLIT PER AREA - CONTINUED (ADDITIONAL INFORMATION)

2019 sales split per area - DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Long-acting insulin	20,776	9,035	5,955	1,059	2,021	11,741	11,271
Tresiba®	9,259	3,477	1,983	87	1,407	5,782	5,500
Xultophy®	2,210	1,493	1,407	—	86	717	708
Levemir®	9,307	4,065	2,565	972	528	5,242	5,063
Premix insulin	10,578	9,707	3,160	4,306	2,241	871	839
Ryzodeg®	993	993	237	4	752	—	—
NovoMix®	9,585	8,714	2,923	4,302	1,489	871	839
Fast-acting insulin	19,303	10,304	6,422	1,753	2,129	8,999	8,592
Fiasp®	1,243	617	585	—	32	626	597
NovoRapid®	18,060	9,687	5,837	1,753	2,097	8,373	7,995
Human insulin	9,036	7,361	2,438	2,847	2,076	1,675	1,552
Total insulin	59,693	36,407	17,975	9,965	8,467	23,286	22,254
Victoza®	21,934	7,249	4,713	898	1,638	14,685	14,217
Ozempic®	11,237	1,143	969	—	174	10,094	9,599
Rybelsus®	50	—	—	—	—	50	50
Total GLP-1	33,221	8,392	5,682	898	1,812	24,829	23,866
Other Diabetes care	4,247	3,389	1,052	1,647	690	858	705
Total Diabetes care	97,161	48,188	24,709	12,510	10,969	48,973	46,825
Obesity care (Saxenda®)	5,679	2,083	981	9	1,093	3,596	3,348
Diabetes and Obesity care total	102,840	50,271	25,690	12,519	12,062	52,569	50,173

Biopharm segment
Haemophilia	10,281	5,946	3,646	284	2,016	4,335	4,031
NovoSeven®	8,119	4,502	2,577	269	1,656	3,617	3,454
NovoEight®	1,525	1,143	844	15	284	382	358
Growth disorders (Norditropin®)	7,275	4,225	1,960	36	2,229	3,050	3,035
Other Biopharm	1,625	1,122	912	5	205	503	247
Biopharm total	19,181	11,293	6,518	325	4,450	7,888	7,313

Total sales	122,021	61,564	32,208	12,844	16,512	60,457	57,486

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Company announcement No 49 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 6, 2020
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer